Mail Stop 3561

July 31, 2009

Richard W. Turner, Chief Executive Officer
Conmed Healthcare Management, Inc.
7250 Parkway Dr., Suite 400
Hanover, MD   21076

> **Re: Conmed Healthcare Management, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **File No. 000-27554**
>
> **Form 10-Q for quarter ended March 31, 2009**
> **File No. 000-27554**

Dear Mr. Turner:

We have completed our review of your filings and related documents and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Thomas W. Fry, CFO
        Fax: (410) 712-4760
        Robert J. Wollin, Esq.
        Fax: (212) 715-8148